SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 10, 2023.

By letter dated May 10, 2023,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2023	03/31/2022
Results of the period (nine-month period)	36,331	64,674
Attributable to:
Shareholders of the controlling company	20,487	40,026
Non-controlling interest	15,844	24,,648

2. Other integral results of the period	in million ARS
	03/31/2023	03/31/2022
Other integral results of the period (nine-month period)	(1,435)	(33,135)
Attributable to:
Shareholders of the controlling company	(752)	(13,504)
Non-controlling interest	(683)	(19,631)

3. Total integral results of the period	in million ARS
	03/31/2023	03/31/2022
Total integral results of the period (nine-month period)	37,766	31,539
Attributable to:
Shareholders of the controlling company	21,239	26,522
Non-controlling interest	16,527	5,017

4. Equity details	in million ARS
	03/31/2023	03/31/2022
Share Capital	573	590
Treasury shares	20	2
Comprehensive adjustment of capital stock and of treasury shares	43.825	43,823
Warrants	4,127	4,195
Additional paid-in capital	54,821	54,300
Premium for trading of treasury shares	400	396
Legal Reserve	4,240	2,000
Special Reserve (Resolution CNV 609/12)	37,154	-
Cost of treasury share	(5,645)	(644)
Conversion reserve	2,496	3,428
Reserve for securities issued by the Company acquisition	427	427
Other reserves	5,343	(1,834)
Retained earnings	12,548	12,514
Shareholders’ Equity attributable to controlling company’s shareholders	160,329	119,197
Non-controlling interest	215,343	208,565
Total shareholder's equity	375,672	327,762

In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 593,354,866 (equivalent to 59,335,486 ADS, including treasury shares), divided into 593,354,866 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. Total shares outstanding is 593,354,866.

The Company's market capitalization as of March 31, 2023, was approximately USD 378 million. (59,335,486 ADS with a price per ADS of USD 6.37)

As of March 31, 2023, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 223,591,918 shares, accounting for 39.00% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of March 31, 2023, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 349,704,527 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.00% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued, which empower the shareholders to buy up to 90 million new shares at a price of USD 0.566 for each share. Likewise, as a consequence of the payment of cash dividends made on November 10, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares were modified, being the current conversion ratio of 1.0322 common shares per warrant exercised and the current exercise price of USD 0.548 for each share.The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 88,324,971.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 684,523,901. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 36,269,546 ordinary shares, which would mean a 39.11% stake on the share capital, that is, 259,861,464 shares.

Below are the highlights for the nine-month period ended March 31, 2023:

●
The net result for the nine-month period of fiscal year 2023 showed a profit of ARS 36,331 million compared to a profit of ARS 64,674 million registered in the same period of 2022.

●
Adjusted EBITDA for the nine-month period of 2023 reached ARS 23,696 million, decreasing by 49.2% compared to the same period in 2022. Agribusiness adjusted EBITDA was ARS 3,729 million, 89,3% lower than the same period in 2022, mainly explained by lower productive results from the grain activity in Argentina and sugarcane in Brazil and lower farmland sales.

●
The 2023 campaign is progressing with sustained commodity prices, strong costs pressure and adverse in the region, mainly in Argentina, where crop yields are being affected by one of the worst droughts in history.

●
During the quarter, our subsidiary Brasilagro sold the remaining 5,517 hectares of its Araucaria farm, located in the State of Goiás, Brazil, for BRL 417.8 million.

●
Subsequently, we issued Series XLI and XLII notes in the local market for the sum of USD 50 million, whose funds were used to cancel short term liabilities.

●
In May 2023, the Company distributed to its shareholders a cash dividend of ARS 9,500 million, equivalent to ARS/share 16.52 and ARS/ADS 165.24. Likewise, it distributed 12,670,512 treasury shares, equivalent to 2.20% of the capital stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 10, 2023